FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/19/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2014 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: February 19, 2015

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2014 Results

Luxembourg, February 19, 2015 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2014.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Fourth Quarter 2014 Results

	4Q 2014	3Q 2014		4Q 2013

Steel Shipments (tons)	2,354,000	2,335,000	1%	2,232,000	6%
Iron Ore Shipments (tons)	1,022,000	1,007,000	2%	994,000	3%
Net Sales (USD million)	2,154.6	2,218.3	-3%	2,116.0	2%
Operating Income (USD million)	191.3	314.5	-39%	295.6	-35%
EBITDA[1] (USD million)	300.9	423.0	-29%	390.0	-23%
EBITDA per Ton[2] (USD)	127.8	181.1		174.7
EBITDA Margin (% of net sales)	14.0%	19.1%		18.4%
Net Income (USD million)	60.1	160.2		171.1
Equity Holders' Net Income (USD million)	61.6	111.7		125.6
Earnings per ADS (USD)	0.31	0.57		0.64

•     EBITDA of USD300.9 million in the fourth quarter 2014, USD122.1 million lower than in the third quarter 2014, mainly reflecting lower prices and non-recurring USD57.5 million income recognition in the third quarter 2014, related to an insurance recovery in Ternium’s Argentine subsidiary Siderar.

  Loss from non-consolidated companies of USD27.5 million in the fourth quarter 2014, mainly as a result of an impairment of USD196.4 million to Usiminas carrying value partially offset by a USD188.9 million gain related to the determination of purchase price allocation in connection with the October 2014 acquisition of additional shares of Usiminas from PREVI.
  Earnings per American Depositary Share (ADS)3 of USD0.31 in the fourth quarter 2014, a decrease of USD0.26 per ADS compared to the third quarter 2014 mainly due to lower operating income and a higher effective tax rate, partially offset by lower results attributable to non-controlling interest in Siderar and better financial results.
  Capital expenditures of USD108.7 million in the fourth quarter 2014, slightly up from USD94.8 million in the third quarter 2014.
  USD249.0 million payment for the above mentioned acquisition of additional ordinary shares of Usiminas.
  Net debt position of USD1.8 billion at the end of December 2014, slightly up from USD1.7 billion at the end of September 2014.

1 EBITDA in the fourth quarter 2014 equals operating income of USD191.3 million adjusted to exclude depreciation and amortization of USD109.6 million.

2 Consolidated EBITDA divided by steel shipments.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the fourth quarter 2014 was USD191.3 million, down sequentially by USD123.3 million, mainly due to lower operating margin4 and a non-recurring USD57.5 million insurance recovery in the third quarter 2014. Operating margin decreased sequentially mainly as a result of USD35 lower steel revenue per ton, partially offset by USD6 lower steel operating cost per ton5. Steel revenue per ton decreased mainly as a result of lower steel prices in Ternium’s main steel markets. The decrease in steel operating cost per ton included lower purchased slabs costs and higher energy costs.

Compared to the fourth quarter 2013, the company’s operating income in the fourth quarter 2014 decreased by USD104.3 million, mainly as a result of lower operating margin, partially offset by higher shipments. Operating margin decreased year-over-year in the fourth quarter 2014 mainly as a result of a USD31 decrease in steel revenue per ton and a USD20 increase in operating cost per ton. Steel revenue per ton decreased mainly as a result of lower steel prices in the Southern Region and Other Markets, partially offset by a better product mix in Mexico. The increase in operating cost per ton included higher purchased slabs and energy costs.

Net income in the fourth quarter 2014 was USD60.1 million, a decrease of USD100.1 million compared to net income in the third quarter 2014 mainly due to the above mentioned lower operating income and a higher effective tax rate, partially offset by improved financial results. The higher than normal effective tax rate in the fourth quarter 2014 was mainly related to the non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and the Colombian peso against the US dollar during the period.

Relative to the prior-year period, net income in the fourth quarter 2014 decreased by USD111.0 million. The year-over-year decrease included the above mentioned lower operating income, higher than normal effective tax rate in the fourth quarter 2014 and lower results from non-consolidated companies, partially offset by improved financial results.

4 Operating margin is equal to revenue per ton less operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of Full Year 2014 Results

	FY 2014	FY 2013

Steel Shipments (tons)	9,381,000	8,988,000	4%
Iron Ore Shipments (tons)	3,857,000	4,243,000	-9%
Net Sales (USD million)	8,726.1	8,530.0	2%
Operating Income (USD million)	1,056.2	1,109.4	-5%
EBITDA (USD million)	1,471.0	1,486.6	-1%
EBITDA per Ton (USD)	156.8	165.4
EBITDA Margin (% of net sales)	16.9%	17.4%
Net Income (USD million)	588.8	592.9
Equity Holders' Net Income (USD million)	452.4	455.4
Earnings per ADS (USD)	2.30	2.32

•         EBITDA6 of USD1.5 billion in 2014, relatively stable compared to EBITDA in 2013.

  Earnings per ADS7 of USD2.30 in 2014, similar to that in 2013 as slightly lower operating income was offset by lower net financial expenses.
  Capital expenditures of USD443.5 million in 2014, 50% lower than capital expenditures of USD883.3 million in 2013.

Operating income in 2014 was USD1.1 billion, slightly lower than operating income in 2013. Steel shipments increased by 647,000 tons year-over-year in Mexico, and decreased a combined 254,000 tons in the Southern Region and Other Markets. Operating margin decreased slightly reflecting USD14 lower steel revenue per ton, partially offset by USD3 lower steel operating cost per ton. A decrease in steel prices in the Southern Region was mostly offset by higher steel prices and a higher value added product mix in Mexico. Net income in 2014 was USD588.8 million, relatively stable compared to net income in 2013, mainly as a result of the above mentioned slightly lower operating income, offset by an improved financial result.

Usiminas

As of December 31, 2014, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD196.4 million. The main changes to the Company’s previous estimation of its investment’s value in use that led to this impairment were related to expectations of a weaker industrial environment in Brazil, and consequently steel demand, as a result of worsening economic activity, as well as a significant downturn in international prices of iron ore and steel, both of which led to diminished cash flow expectations.

In addition, during the fourth quarter 2014 Ternium applied its purchase price allocation procedures in connection with its October 2014 acquisition of additional shares of Usiminas from PREVI. The Company determined a higher value of net assets at fair value versus book value and, accordingly, recognized a gain of USD188.9 million.

6 EBITDA in 2014 equals operating income of USD1.1 billion adjusted to exclude depreciation and amortization of USD414.8 million.

7 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.09 per share (USD0.90 per ADS), or approximately USD180.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 6, 2015. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 15, 2015, with record-date of May 12, 2015.

Outlook

Ternium had record steel shipments in 2014, largely due to a 13% increase in shipments in the Mexican market. Strong fundamentals for steel demand, including a vibrant manufacturing industry and a slowly improving construction sector, underpin the company’s continued positive outlook for shipments in Mexico. Ternium’s shipments in the Argentine market decreased 6% in 2014, mainly as a result of a decrease in flat steel demand in most end markets.

Steel prices in the North American market began to trend downward during the fourth quarter 2014. North American prices have continued to decline in the current quarter in line with the downturn in international steel prices and a significant increase in imports into the US market. The significant drop in the price of oil also has negatively affected flat steel prices in North America, mainly as a result of a decrease in the energy industry’s demand for related flat steel products.

Prices of raw materials, purchased slabs and energy are today significantly below the average in 2014. These lower prices, together with the positive effect the devaluation of the Mexican Peso is having on local-currency-based costs, should reflect in a decreasing cost per ton, although pass-through to costs will be gradual as Ternium consumes its inventories over time.

Ternium expects a relatively stable operating income in the first quarter 2015 compared to its operating income in the fourth quarter 2014. This forecast is based on lower revenue per ton in Ternium’s main markets, offset by lower cost per ton and slightly higher shipments mainly due to an increase in shipments in Mexico.

Analysis of Fourth Quarter 2014 Results

Net income attributable to Ternium’s equity holders in the fourth quarter 2014 was USD61.6 million, compared to net income of USD125.6 million in the fourth quarter 2013. Including non-controlling interest, net income for the fourth quarter 2014 was USD60.1 million, USD111.0 million lower in comparison to the fourth quarter 2013. Earnings per ADS in the fourth quarter 2014 were USD0.31 compared to Earnings per ADS of USD0.64 in the fourth quarter 2013.

Net sales in the fourth quarter 2014 were USD2.2 billion, 2% higher than net sales in the fourth quarter 2013, mainly as a result of higher steel products net sales in Mexico, partially offset by lower steel product net sales in the Southern Region and in Other Markets. The following table outlines Ternium’s consolidated net sales for the fourth quarter 2014 and fourth quarter 2013:

Net Sales (million USD)

	4Q 2014	4Q 2013	Dif.
Mexico	1,215.8	1,080.1	13%
Southern Region	667.0	747.1	-11%
Other Markets	257.3	270.6	-5%
Total steel products net sales	2,140.1	2,097.8	2%
Other products[1]	9.6	10.9	-12%
Steel segment net sales	2,149.7	2,108.7	2%

Mining segment net sales	71.4	110.1	-35%
Intersegment eliminations	(66.5)	(102.8)
Net sales	2,154.6	2,116.0	2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD1.8 billion in the fourth quarter 2014, an increase of USD154.8 million compared to the fourth quarter 2013. This was principally due to a USD139.6 million, or 11%, increase in raw material and consumables used, mainly reflecting a 5% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs; and to a USD15.0 million increase in other costs, including a USD16.9 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a USD6.2 million increase in maintenance expenses, partially offset by USD6.5 million decrease in labor cost.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2014 were USD201.7 million, or 9.4% of net sales, a decrease of USD8.7 million compared to the fourth quarter 2013, mainly due to lower labor expenses and taxes and contributions (other than income tax), partially offset by higher freight and transportation expenses.

Operating income in the fourth quarter 2014 was USD191.3 million, or 8.9% of net sales, compared to operating income of USD295.6 million, or 14.0% of net sales, in the fourth quarter 2013.  The following table outlines Ternium’s operating income by segment for the fourth quarter 2014 and fourth quarter 2013:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2014	4Q 2013	4Q 2014	4Q 2013	4Q 2014	4Q 2013	4Q 2014	4Q 2013
Net Sales	2,149.7	2,108.7	71.4	110.1	(66.5)	(102.8)	2,154.6	2,116.0
Cost of sales	(1,766.6)	(1,646.3)	(67.8)	(66.4)	69.4	102.5	(1,765.1)	(1,610.2)
SG&A expenses	(196.8)	(205.5)	(4.9)	(4.9)	-	-	(201.7)	(210.4)
Other operating (expenses) income, net	3.3	0.4	0.2	(0.2)	-	-	3.5	0.2
Operating income (expense)	189.5	257.2	(1.1)	38.7	2.8	(0.3)	191.3	295.6

EBITDA	285.2	340.2	12.8	50.1	2.8	(0.3)	300.9	390.0

Steel reporting segment

The steel segment’s operating income was USD189.5 million in the fourth quarter 2014, a decrease of USD67.6 million compared to the fourth quarter 2013, reflecting higher operating cost in the fourth quarter 2014, partially offset by higher sales.

Net sales of steel products in the fourth quarter 2014 increased 2% compared to the fourth quarter 2013, reflecting a 122,000 ton, or 5%, increase in shipments, mainly due to higher sales volume in Mexico and Others Markets, partially offset by lower sales volume in the Southern Region. Revenue per ton decreased USD31, or 3%, mainly due to lower steel prices in the Southern Region and in Other Markets partially offset by a better product mix in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2014	4Q 2013	Dif.	4Q 2014	4Q 2013	Dif.	4Q 2014	4Q 2013	Dif.
Mexico	1,215.8	1,080.1	13%	1,425.3	1,274.6	12%	853	847	1%
Southern Region	667.0	747.1	-11%	640.8	672.8	-5%	1,041	1,110	-6%
Other Markets	257.3	270.6	-5%	288.0	284.9	1%	894	950	-6%

Total steel products	2,140.1	2,097.8	2%	2,354.1	2,232.3	5%	909	940	-3%
Other products[1]	9.6	10.9	-12%

Steel segment	2,149.7	2,108.7	2%
[1] The item "Other products" primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 6% due to a 5% increase in shipment volumes and a 1% increase in cost per ton in comparison to cost per ton in the fourth quarter 2013. The increase in cost per ton included higher purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating income was a loss of USD1.1 million in the fourth quarter 2014, compared to a gain of USD38.7 million in the fourth quarter 2013, mainly reflecting lower iron ore net sales and higher operating cost.

Net Sales of mining products in the fourth quarter 2014 were 35% lower than net sales in the fourth quarter 2013, mainly as a result of lower revenue per ton. Shipments were 1.0 million tons, 3% higher than in the fourth quarter 2013.

	Mining segment
	4Q 2014	4Q 2013	Dif.
Net Sales (million USD)	71.4	110.1	-35%
Shipments (thousand tons)	1,021.9	994.1	3%
Revenue per ton (USD/ton)	70	111	-37%

Operating cost increased 2% year-over-year, due to the above mentioned 3% increase in shipment volumes partially offset by a 1% decrease in operating cost per ton.

EBITDA in the fourth quarter 2014 was USD300.9 million, or 14.0% of net sales, compared to USD390.0 million, or 18.4% of net sales, in the fourth quarter 2013.

Net financial results were an USD8.7 million gain in the fourth quarter 2014, compared to a USD30.4 million loss in the fourth quarter 2013. During the fourth quarter 2014, Ternium’s net financial interest results totaled a loss of USD25.8 million, compared to a USD24.6 million loss in the fourth quarter 2013.

Net foreign exchange was a gain of USD26.3 million in the fourth quarter 2014 compared to a gain of USD2.3 million in the fourth quarter 2013. The fourth quarter 2014 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD9.6 million gain in the fourth quarter 2014, mainly related to results from changes in the fair value of financial assets, compared with a USD3.1 million loss in the fourth quarter 2013.

Equity in results of non-consolidated companies was a loss of USD27.5 million in the fourth quarter 2014, compared to a loss of USD4.5 million in the fourth quarter 2013. Equity in results of non-consolidated companies in the fourth quarter 2014 included the above mentioned USD196.4 million loss related to an impairment of Ternium’s investment in Usiminas, partially offset by an income recognition in the amount of USD188.9 million related to Ternium’s acquisition of additional shares in Usiminas during October 2014 as a result of a higher value of net assets at fair value versus book value after applying purchase price allocation procedures.

Income tax expense in the fourth quarter 2014 was USD112.4 million, or 65% of income before income tax expense, compared with an income tax expense of USD89.6 million in the fourth quarter 2013, or 34% of income before income tax expense. The higher than normal effective tax rate in the fourth quarter 2014 was mainly related to the non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and the Colombian peso against the US dollar during the period, which reduces, in US dollar terms, the tax base used to calculate deferred tax at our Mexican and Colombian subsidiaries (which have the US dollar as their functional currency) and to the impact of non-taxable losses stemming from the investment in Usiminas.

Net loss attributable to non-controlling interest in the fourth quarter 2014 was USD1.5 million, compared to net gain of USD45.5 million in the same period in 2013, mainly due to a lower result attributable to non-controlling interest in Siderar.

Analysis of Full Year 2014 Results

Net income attributable to Ternium’s equity holders in 2014 was USD452.4 million, compared to net income of USD455.4 million in 2013. Including non-controlling interest, net income in 2014 was USD588.8 million, compared to net income of USD592.9 million in 2013. Earnings per ADS in 2014 were USD2.30, compared to earnings of USD2.32 in 2013.

Net sales in 2014 were USD8.7 billion, 2% higher than net sales in 2013, mainly as a result of higher steel products sales in Mexico, partially offset by lower steel products sales in the Southern Region and Other Markets. The following table shows Ternium’s consolidated net sales for 2014 and 2013:

	Net Sales (million USD)
	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%
Southern Region	2,641.5	2,944.7	-10%
Other Markets	1,159.3	1,251.2	-7%
Total steel products net sales	8,664.8	8,426.0	3%
Other products[1]	35.8	33.9	5%
Steel segment net sales	8,700.5	8,459.9	3%

Mining segment net sales	313.2	386.5	-19%
Intersegment eliminations	(287.6)	(316.4)
Net sales	8,726.1	8,530.0	2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD6.9 billion in 2014, an increase of USD324.9 million compared to 2013. This was principally due to a USD248.0 million, or 5%, increase in raw material and consumables used, mainly reflecting a 4% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs, partially offset by lower iron ore and coking coal costs; and a USD76.9 million increase in other costs, including a USD44.6 million increase in maintenance expenses, a USD39.7 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a USD2.6 million increase in services and fees, partially offset by a USD6.9 million decrease in labor costs and USD2.5 million decrease in insurance costs.

Selling, General & Administrative (SG&A) expenses in 2014 were USD816.5 million, or 9.4% of net sales, a decrease of USD26.8 million compared to SG&A in 2013, mainly as a result of lower taxes and contributions (other than income tax) and lower freight and transportation expenses.

Other net operating income in 2014 was USD71.8 million, higher than the USD23.0 million gain in 2013. Other net operating income in 2014 and 2013 included a USD57.5 million and a USD11.7 million income recognition on insurance recovery, respectively.

Operating income in 2014 was USD1.1 billion, or 12.1% of net sales, compared to operating income of USD1.1 billion, or 13.0% of net sales, in 2013. The following table shows Ternium’s operating income by segment for 2014 and 2013:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2014	2013	2014	2013	2014	2013	2014	2013
Net Sales	8,700.5	8,459.9	313.2	386.5	(287.6)	(316.4)	8,726.1	8,530.0
Cost of sales	(6,960.0)	(6,645.2)	(255.2)	(268.3)	290.1	313.2	(6,925.2)	(6,600.3)
SG&A expenses	(799.8)	(820.3)	(16.6)	(23.0)	-	-	(816.5)	(843.3)
Other operating (expenses) income, net	70.7	23.1	1.0	(0.1)	-	-	71.8	23.0
Operating income	1,011.4	1,017.5	42.3	95.1	2.4	(3.2)	1,056.2	1,109.4

EBITDA	1,380.6	1,361.9	87.9	127.8	2.4	(3.2)	1,471.0	1,486.6

Steel reporting segment

The steel segment’s operating income was USD1.0 billion in 2014, a decrease of USD6.1 million compared to 2013, reflecting higher operating cost, offset by higher sales.

Net sales of steel products in 2014 increased 3% compared to 2013, reflecting an increase in shipments partially offset by a decrease in revenue per ton. Shipments increased 393,000 tons, or 4%, compared to 2013, mainly due to higher sales volume in Mexico partially offset by lower sales volume in the Southern Region and Other Markets. Revenue per ton decreased USD14, mainly due to lower steel prices in the Southern Region, mostly offset by higher steel prices and a higher value added product mix in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2014	2013	Dif.	2014	2013	Dif.	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%	5,632.2	4,984.9	13%	864	849	2%
Southern Region	2,641.5	2,944.7	-10%	2,510.9	2,633.1	-5%	1,052	1,118	-6%
Other Markets	1,159.3	1,251.2	-7%	1,238.5	1,370.3	-10%	936	913	3%

Total steel products	8,664.8	8,426.0	3%	9,381.5	8,988.4	4%	924	937	-1%
Other products[1]	35.8	33.9	5%
	4,207.8	4,207.8	-3%
Steel segment	8,700.5	8,459.9	3%

1 The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 4%, due to the above-mentioned 4% increase in shipment volumes and relatively stable operating cost per ton.

Mining reporting segment

The mining segment’s operating income was USD42.3 million in 2014, a decrease of USD52.8 million compared to 2013 mainly reflecting lower iron ore sales, partially offset by lower operating cost.

Net Sales of mining products in 2014 were 19% lower than in 2013, reflecting lower shipments and revenue per ton. Shipments were 3.9 million tons, 9% lower than in 2013, mainly as a result of lower iron ore production at Peña Colorada.

	Mining segment
	2014	2013	Dif.
Net Sales (million USD)	313.2	386.5	-19%
Shipments (thousand tons)	3,857.3	4,243.0	-9%
Revenue per ton (USD/ton)	81	91	-11%

Operating cost decreased 7% year-over-year, due to the above mentioned 9% decrease in shipment volumes, partially offset by a 3% increase in operating cost per ton. Operating cost per ton increased mainly due to higher depreciation of property, plant and equipment.

EBITDA in 2014 was USD1.5 billion, or 16.9% of net sales, compared with USD1.5 billion, or 17.4% of net sales, in 2013.

Net financial results were a USD69.5 million loss in 2014, compared with a USD135.5 million loss in 2013. During 2014, Ternium’s net financial interest results totaled a loss of USD106.8 million, compared to a loss of USD111.5 million in 2013.

Net foreign exchange result was a gain of USD26.7 million in 2014 compared to a gain of USD0.3 million in 2013. The gain in 2014 was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results in 2014 was a USD17.8 million gain, mainly related to results from changes in the fair value of financial assets, compared with a USD12.3 million loss in 2013.

Equity in results of non-consolidated companies was a loss of USD34.2 million in 2014, compared to a loss of USD31.6 million in 2013. Equity in results of non-consolidated companies in 2014 included the above mentioned USD196.4 million loss related to an impairment of Ternium’s investment in Usiminas, partially offset by an income recognition of USD188.9 million related to Ternium’s acquisition of additional shares in Usiminas during October 2014 as a result of a higher value of net assets at fair value versus book value after applying purchase price allocation procedures.

Income tax expense in 2014 was USD363.7 million, or 38% of income before income tax, compared with an income tax expense of USD349.4 million, or 37% of income before income tax, in 2013. The relatively high effective income tax rate in 2014 was mainly related to the above mentioned non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and Colombian peso against the US dollar during the period, an amendment of a previous period tax return in Mexico and the impact of non-taxable losses stemming from the investment in Usiminas, partially offset by a net gain related to a non-cash reduction of deferred tax liabilities at one of Ternium’s subsidiaries.

Net gain attributable to non-controlling interest in 2014 was USD136.4 million, compared to a net gain of USD137.5 million in 2013.

Cash Flow and Liquidity

Net cash provided by operating activities in the year 2014 was USD505.8 million.  Working capital increased USD551.0 million in the year 2014 as a result of a USD357.0 million increase in inventories, an aggregate USD108.0 million net decrease in accounts payable and other liabilities and an aggregate USD86.0 million net increase in trade and other receivables. Inventories increased in the year 2014 mainly reflecting higher inventory volumes in a context of ramped-up production, and higher costs of raw materials, goods in process and finished goods.  The above mentioned increase in working capital in the year 2014 included a negative non-cash effect of USD149.9 million reflecting variations in the exchange rates used by subsidiaries with functional currencies other than the U.S. dollar, mainly related to inventories.

Capital expenditures in the year 2014 were USD443.5 million, down from USD883.3 million in the year 2013. The main investments carried out during the period included, in Mexico, those made in the new cold rolling mill (Pesquería facility), in mining and iron ore reduction facilities and for the expansion of service center capacity and, in Argentina, those made for the expansion and enhancement of the coking facilities, for the expansion and enhancement of the steelmaking facilities (including a new continuous caster in the steel shop, inaugurated during the first quarter) and for the revamping of the hot-rolling mill.

In the year 2014, Ternium had free cash flow of USD62.4 million8. The company acquired during the fourth quarter 2014 additional ordinary shares of Usiminas for a total consideration of USD249.0 million. In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD33.6 million. The company’s net proceeds from borrowings were USD265.4 million during the year 2014.  As of December 31, 2014, Ternium’s net debt position was USD1.8 billion9.

Net cash provided by operating activities in the fourth quarter 2014 was USD208.3 million.  Working capital decreased by USD2.2 million in the fourth quarter 2014 reflecting an aggregate USD105.9 million decrease in trade and other receivables and a USD54.8 million decrease in inventories, offset by an aggregate USD158.5 million net decrease in accounts payable and other liabilities. Inventories decreased in the fourth quarter 2014 mainly reflecting lower inventory costs and lower volumes of raw materials and purchased steel, partially offset by higher volumes of goods in process. Capital expenditures were USD108.7 million in the fourth quarter 2014, compared to USD158.2 million in the fourth quarter 2013.  Ternium’s free cash flow in the period was USD99.6 million10.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

8  Free cash flow in the year 2014 equals net cash provided by operating activities of USD505.8 million less capital expenditures of USD443.5 million.

9  Net debt position at December 31, 2014 equals borrowings of USD2.2 billion less cash and equivalents plus other investments of USD0.4 billion.

10 Free cash flow in the fourth quarter 2014 equals net cash provided by operating activities of USD208.3 million less capital expenditures of USD108.7 million.

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	4Q 2014	4Q 2013	2014	2013

Net sales	2,154.6	2,116.0	8,726.1	8,530.0
Cost of sales	(1,765.1)	(1,610.2)	(6,925.2)	(6,600.3)
Gross profit	389.5	505.8	1,800.9	1,929.7
Selling, general and administrative expenses	(201.7)	(210.4)	(816.5)	(843.3)
Other operating income, net	3.5	0.2	71.8	23.0
Operating income	191.3	295.6	1,056.2	1,109.4

Finance expense	(28.0)	(32.7)	(117.9)	(132.1)
Finance income	1.3	(0.9)	5.7	(2.4)
Other financial income (expenses), net	35.4	3.2	42.7	(1.0)
Equity in losses of non-consolidated companies	(27.5)	(4.5)	(34.2)	(31.6)
Income before income tax expense	172.5	260.6	952.5	942.3
Income tax expense	(112.4)	(89.6)	(363.7)	(349.4)
Profit for the period	60.1	171.1	588.8	592.9

Attributable to:
Owners of the parent	61.6	125.6	452.4	455.4
Non-controlling interest	(1.5)	45.5	136.4	137.5
Profit for the period	60.1	171.1	588.8	592.9

Consolidated Statement of Financial Position

USD million	December 31, 2014	December 31, 2013

Property, plant and equipment, net	4,481.0	4,708.9
Intangible assets, net	948.9	961.5
Investments in non-consolidated companies	1,396.6	1,375.2
Derivative financial instruments	-	1.5
Deferred tax assets	31.6	24.9
Receivables, net	47.5	79.4
Trade receivables, net	0.1	1.8
Total non-current assets	6,905.7	7,153.2

Receivables	112.2	112.4
Derivative financial instruments	4.3	-
Inventories, net	2,134.0	1,941.1
Trade receivables, net	720.2	671.5
Other investments	150.0	169.5
Cash and cash equivalents	213.3	307.2
Total current assets	3,334.1	3,201.7

Non-current assets classified as held for sale	14.8	17.8

Total assets	10,254.5	10,372.6

Capital and reserves attributable to the company's equity holders	5,285.0	5,340.0
Non-controlling interest	973.5	998.0

Total Equity	6,258.5	6,338.0

Provisions	9.1	14.0
Deferred tax liabilities	611.1	605.9
Other liabilities	371.9	345.4
Trade payables	12.0	15.2
Borrowings	900.6	1,204.9
Total non-current liabilities	1,904.7	2,185.4

Current income tax liabilities	51.1	92.0
Other liabilities	210.2	203.3
Trade payables	564.5	755.9
Derivative financial instruments	1.4	-
Borrowings	1,264.2	797.9
Total current liabilities	2,091.4	1,849.2

Total liabilities	3,996.1	4,034.6

Total equity and liabilities	10,254.5	10,372.6

Consolidated Statement of Cash Flows

USD million	4Q 2014	4Q 2013	2014	2013

Profit for the period	60.1	171.1	588.8	592.9

Adjustments for:
Depreciation and amortization	109.6	94.5	414.8	377.1
Equity in losses of non-consolidated companies	27.5	4.5	34.2	31.6
Changes in provisions	(1.6)	1.8	0.1	7.3
Net foreign exchange results and others	(4.3)	(46.7)	28.7	9.6
Interest accruals less payments	0.4	1.6	5.2	(16.9)
Income tax accruals less payments	14.4	29.6	(14.9)	(24.2)
Changes in working capital	2.2	(9.7)	(551.0)	114.6

Net cash provided by operating activities	208.3	246.7	505.8	1,092.2

Capital expenditures	(108.7)	(158.2)	(443.5)	(883.3)
Proceeds from the sale of property, plant & equipment	0.4	0.6	1.5	2.1
Acquisition of business/stake - Purchase consideration Usiminas	(249.0)	-	(249.0)	-
Investment in non-consolidated companies - Techgen	-	-	(3.0)	-
Dividends received from non-consolidated companies	-	0.2	-	0.2
(Increase) Decrease in Other Investments	(46.4)	(8.4)	18.3	(1.8)

Net cash used in investing activities	(403.7)	(165.8)	(675.8)	(882.8)

Dividends paid in cash to company's shareholders	-	-	(147.2)	(127.6)
Dividends paid in cash by subsidiary companies	-	(39.3)	(33.6)	(66.7)
Acquisition of non-controlling interest	-	-	-	(0.9)
Proceeds from borrowings	257.1	890.9	1,038.8	1,863.9
Repayments of borrowings	(191.9)	(943.8)	(773.4)	(2,134.7)

Net cash provided by (used in) financing activities	65.3	(92.2)	84.6	(466.1)

Decrease in cash and cash equivalents	(130.1)	(11.3)	(85.4)	(256.7)

Shipments
Thousand tons	4Q 2014	4Q 2013	3Q 2014	2014	2013

Mexico	1,425.3	1,274.6	1,380.5	5,632.2	4,984.9
Southern Region	640.8	672.8	624.9	2,510.9	2,633.1
Other Markets	288.0	284.9	330.0	1,238.5	1,370.3
Total steel segment	2,354.1	2,232.3	2,335.4	9,381.5	8,988.4

Total mining segment	1,021.9	994.1	1,006.6	3,857.3	4,243.0

Revenue / ton
USD/ton	4Q 2014	4Q 2013	3Q 2014	2014	2013

Mexico	853	847	883	864	849
Southern Region	1,041	1,110	1,074	1,052	1,118
Other Markets	894	950	950	936	913
Total steel segment	909	940	944	924	937

Total mining segment	70	111	82	81	91

Net Sales
USD million	4Q 2014	4Q 2013	3Q 2014	2014	2013

Mexico	1,215.8	1,080.1	1,219.2	4,863.9	4,230.1
Southern Region	667.0	747.1	671.2	2,641.5	2,944.7
Other Markets	257.3	270.6	313.4	1,159.3	1,251.2
Total steel products	2,140.1	2,097.8	2,203.8	8,664.8	8,426.0
Other products[1]	9.6	10.9	7.2	35.8	33.9
Total steel segment	2,149.7	2,108.7	2,211.0	8,700.5	8,459.9

Total mining segment	71.4	110.1	82.2	313.2	386.5

Total steel and mining segments	2,221.1	2,218.8	2,293.3	9,013.7	8,846.4

Intersegment eliminations	(66.5)	(102.8)	(74.9)	(287.6)	(316.4)

Total net sales	2,154.6	2,116.0	2,218.3	8,726.1	8,530.0

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.